भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank [redacted] Cama Marg,

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82-4524

04024445

क्रमांक / No. : CO / S & B / VR/2004/ 1080 — 13.04.2004

APR 19 2004
1036

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/1067 dated the April 13, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
APR 21 2004
THOMSON FINANCIAL

SUPPL

Encl. : a/a.

dlw 4/20

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2004/1067 दिनांक / तारीख / Date : 13.04.2004

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st March, 2004. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of the Bank's equity

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	20187760	3.84
Others(GDRs)		
1. The Bank of New York (As Depository for GDRs)	41468018	7.88
Total holding FIIs/NRIs/GDRs	102048038	19.39

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. a.a

82.4524

CLAUSE 35 : BOMBAY STOCK EXCHANGE			
REPORTING INSTITUTION		STATE BANK OF INDIA	
FOR THE QUARTER ENDED		31.03.2004	
DATE OF REPORT		08.04.2004	
	Category	SHARES HELD	%to Total
A	Promoter's Holdings		
1	Promoters		
	- Indian Promoters	0	0.00
	- Foreign Promoters	0	0.00
2	Persons acting in Concert	314338700	59.73
	Sub Total	314338700	59.73
B	Non-Promoters Holdings		
3	Institutional Investors		
a	Mutual Funds & UTI	29655480	5.63
b	Banks, Financial Instituions, Insurance Companies(Central/State Govt./Non-govt. Institutions)	31586384	6.00
c	FII's	60305581	11.46
	Sub Total	121547445	23.09
4	Others		
a	Private Corporate Bodies	12148725	2.31
b	Indian Public	36339335	6.90
c	NRIs	268439	0.05
d	OCBs	6000	0.00
e	TRUST	182216	0.03
f	OTHERS (GDR'S)	41468018	7.88
	Sub Total	90412733	17.18
	Grand-Total	526298878	100.00

SHARES & BONDS
CORPORATE CENTRE, MUMBAI